UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)

AND

AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

iSoftStone Holdings Limited

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

46489B1081

(CUSIP Number)

Mr. Tianwen Liu

East Bldg. 16, Courtyard #10

Xibeiwang East Road, Haidian District

Beijing 100193

Telephone: +86 10 5874 9000

With a copy to:

Ling Huang, Esq.

Cleary Gottlieb Steen & Hamilton LLP

Twin Towers West (23Fl)

12B Jianguomenwai Avenue

Chaoyang District, Beijing 100022

People’s Republic of China

Telephone: +86 10 5920 1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 29, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

[1]	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing ten Ordinary Shares, par value $0.0001 per share.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46489B108	Page 2 of 23 Pages

1.	Names of reporting persons Tianwen Liu
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO – See Item 3
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0
14.	Type of reporting person IN

CUSIP No. 46489B108	Page 3 of 23 Pages

1.	Names of reporting persons Yong Feng
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO – See Item 3
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0
14.	Type of reporting person IN

CUSIP No. 46489B108	Page 4 of 23 Pages

1.	Names of reporting persons Xiaosong Zhang
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO – See Item 3
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0
14.	Type of reporting person IN

CUSIP No. 46489B108	Page 5 of 23 Pages

1.	Names of reporting persons Junhe Che
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO – See Item 3
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0
14.	Type of reporting person IN

CUSIP No. 46489B108	Page 6 of 23 Pages

1.	Names of reporting persons Ying Huang
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO – See Item 3
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0
14.	Type of reporting person IN

CUSIP No. 46489B108	Page 7 of 23 Pages

1.	Names of reporting persons Qiang Peng
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO – See Item 3
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0
14.	Type of reporting person IN

CUSIP No. 46489B108	Page 8 of 23 Pages

1.	Names of reporting persons Li Wang
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO – See Item 3
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0
14.	Type of reporting person IN

CUSIP No. 46489B108	Page 9 of 23 Pages

1.	Names of reporting persons Xiaohui Zhu
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO – See Item 3
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0
14.	Type of reporting person IN

CUSIP No. 46489B108	Page 10 of 23 Pages

1.	Names of reporting persons Yen-wen Kang
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO – See Item 3
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Taiwan, Republic of China
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0
14.	Type of reporting person IN

CUSIP No. 46489B108	Page 11 of 23 Pages

1.	Names of reporting persons Li Huang
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO – See Item 3
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0
14.	Type of reporting person IN

CUSIP No. 46489B108	Page 12 of 23 Pages

1.	Names of reporting persons Miao Du
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO – See Item 3
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0
14.	Type of reporting person IN

CUSIP No. 46489B108	Page 13 of 23 Pages

1.	Names of reporting persons Yan Zhou
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO – See Item 3
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0
14.	Type of reporting person IN

CUSIP No. 46489B108	Page 14 of 23 Pages

1.	Names of reporting persons Benson Tam
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO – See Item 3
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization United Kingdom
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0
14.	Type of reporting person IN

CUSIP No. 46489B108	Page 15 of 23 Pages

1.	Names of reporting persons Jiadong Qu
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO – See Item 3
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Singapore
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0
14.	Type of reporting person IN

CUSIP No. 46489B108	Page 16 of 23 Pages

1.	Names of reporting persons BENO Group Limited
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO – See Item 3
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0
14.	Type of reporting person CO

CUSIP No. 46489B108	Page 17 of 23 Pages

1.	Names of reporting persons Jinyuan Development (Hong Kong) Company Limited
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC, OO – See Item 3
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Hong Kong
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0
14.	Type of reporting person CO

CUSIP No. 46489B108	Page 18 of 23 Pages

1.	Names of reporting persons Wuxi Jinyuan Industry Investment & Development Co. Ltd.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC, OO – See Item 3
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0
14.	Type of reporting person CO

This Amendment No. 1 amends and supplements (i) the statement on Schedule 13D jointly filed by Tianwen Liu, Yong Feng, Xiaosong Zhang, Junhe Che, Ying Huang, Qiang Peng, Li Wang, Xiaohui Zhu, Yen-wen Kang, Li Huang, Miao Du, Yan Zhou, Benson Tam, Jiadong Qu, BENO Group Limited, Jinyuan Development (Hong Kong) Company Limited and Wuxi Jinyuan Industry Investment & Development Co. Ltd. (collectively, the “Reporting Persons”) with respect to iSoftStone Holdings Limited (the “Company” or the “Issuer”) with the United States Securities and Exchange Commission (the “SEC”) on April 21, 2014 (the “Reporting Persons’ Original Schedule 13D”), and (ii) the statement on Schedule 13D filed by Mr. Tianwen Liu with respect to the Issuer with the SEC on July 26, 2013 (“Mr. Liu’s Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to Mr. Liu’s Original Schedule 13D filed on November 4, 2013, Amendment No.2 to Mr. Liu’s Original Schedule 13D filed on March 3, 2014 and the Reporting Persons’ Original Schedule 13D.

ITEM 4	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented as follows:

On August 25, 2014, at 10:00 a.m. (Hong Kong time), an extraordinary general meeting of the shareholders of the Issuer was held at 26th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong. At the extraordinary general meeting, the shareholders of the Issuer voted in person or by proxy to authorize and approve the Merger Agreement, the plan of merger for the purposes of the Merger (“plan of merger”) and the transactions contemplated thereby, including the Merger.

On August 29, 2014, the Issuer and Merger Sub filed the plan of merger with the Cayman Islands Registrar of Companies, which was registered by the Cayman Islands Registrar of Companies as of August 29, 2014, pursuant to which the Merger became effective on August 29, 2014. As a result of the Merger, the Issuer ceased to be a publicly traded company and became wholly owned by Parent.

At the effective time of the Merger, each Ordinary Share (including Ordinary Shares represented by ADSs) that was issued and outstanding immediately prior to the effective time of the Merger (other than Excluded Shares) was cancelled and ceased to exist, in exchange for the right to receive $0.57 in cash without interest. Each Excluded Share (including Excluded Shares represented by ADSs) that was issued and outstanding immediately prior to the effective time (other than dissenting shares) was cancelled and ceased to exist without any conversion or consideration. Each dissenting share that was issued and outstanding immediately prior to the effective time was cancelled and ceased to exist, in consideration for the right to receive the fair value of such dissenting share as determined in accordance with applicable law of the Cayman Islands.

As a result of the Merger, all of the Ordinary Shares beneficially owned by the Reporting Persons prior to the effective time of the Merger were cancelled and the Reporting Persons no longer beneficially own any Ordinary Share of the Issuer.

Following the Merger, the ADSs of the Issuer will no longer be listed on any securities exchange or quotation system, including the New York Stock Exchange. In addition, 90 days after the filing of Form 15 in connection with the completion of the transaction, or such shorter period as may be determined by the SEC, the registration of the ADSs and the underlying Ordinary Shares under the Act will be terminated.

ITEM 5	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

(a) – (b)	As a result of the Merger, all of the Ordinary Shares beneficially owned by the Reporting Persons prior to the effective time of the Merger were cancelled and the Reporting Persons no longer beneficially own any Ordinary Share.

(c)	Other than the transactions described in Item 4, none of the Reporting Persons has effected any transactions in the Ordinary Shares during the past 60 days, except that (i) 590,420 Ordinary Shares were issued to Mr. Xiaosong Zhang on July 24, 2014 upon the vesting of the restricted share units held by him; (ii) 189,110 and 11,970 Ordinary Shares were issued to Mr. Ying Huang on July 24, 2014 and August 1, 2014, respectively, upon the vesting of the restricted share units held by him; and (iii) 122,680 and 8,980 Ordinary Shares were issued to Mr. Qiang Peng on July 24, 2014 and August 1, 2014, respectively, upon the vesting of the restricted share units held by him.

(d)	Not applicable.

(e)	August 29, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2014

Tianwen Liu

By:	/s/ Tianwen Liu

Yong Feng

By:	/s/ Tianwen Liu
Tianwen Liu
Attorney-in-fact

Xiaosong Zhang

By:	/s/ Tianwen Liu
Tianwen Liu
Attorney-in-fact

Junhe Che

By:	/s/ Tianwen Liu
Tianwen Liu
Attorney-in-fact

Ying Huang

By:	/s/ Tianwen Liu
Tianwen Liu
Attorney-in-fact

Qiang Peng

By:	/s/ Tianwen Liu
Tianwen Liu
Attorney-in-fact

Li Wang

By:	/s/ Tianwen Liu
Tianwen Liu
Attorney-in-fact

Xiaohui Zhu

By:	/s/ Tianwen Liu
Tianwen Liu
Attorney-in-fact

Yen-wen Kang

By:	/s/ Tianwen Liu
Tianwen Liu
Attorney-in-fact

Li Huang

By:	/s/ Tianwen Liu
Tianwen Liu
Attorney-in-fact

Miao Du

By:	/s/ Tianwen Liu
Tianwen Liu
Attorney-in-fact

Yan Zhou

By:	/s/ Tianwen Liu
Tianwen Liu
Attorney-in-fact

Benson Tam

By:	/s/ Tianwen Liu
Tianwen Liu
Attorney-in-fact

Jiadong Qu

By:	/s/ Tianwen Liu
Tianwen Liu
Attorney-in-fact

BENO Group Limited

By:	/s/ Tianwen Liu
Tianwen Liu
Attorney-in-fact

Jinyuan Development (Hong Kong) Company Limited

By:	/s/ Tianwen Liu
Tianwen Liu
Attorney-in-fact

WUXI Jinyuan Industry Investment & Development Co. Ltd.

By:	/s/ Tianwen Liu
Tianwen Liu
Attorney-in-fact